Exhibit 3.2

Amendment to Bylaws

1.    Delete from Section 2 the phrase “by a plurality vote”; and

2.    Amend the last sentence of Section 7 to read in its entirety as follows:

When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter and which has actually been voted will be the act of the stockholders, except as otherwise provided in these Bylaws, the Certificate of Incorporation (including with respect to the election of directors) or a Preferred Stock Designation or by law.